UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67586

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DE PAOLA TRADING INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

C/O BAYAT CONSULTING INC., 14 WALL STREET, 20TH FLOOR
(No. and Street)

NEW YORK	NY	
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	516-526-1586	alan.krim@depaola-amex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAINES AND FISCHER LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Ave – Suite 901	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

Nov 5, 2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER JULIAN DE PAOLA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DE PAOLA TRADING INC. _____, as of 9/30 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IAN G DOUGLAS
Notary Public, State of New York
Reg. No. 01DO6340695
Qualified in Nassau County
Commission Expires 4/25/2024

Signature: _____

Title: President _____

Ian Dougla. 11/7/22
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

DE PAOLA TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED SEPTEMBER 30, 2022

DE PAOLA TRADING, INC.

SEPTEMBER 30, 2022

TABLE OF CONTENTS



RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of De Paola Trading, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of De Paola Trading, Inc. (the "Company"), as of September 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has been required to cease business operations as a result of a net capital deficiency This has caused a material adverse effect on the Company's results of operations, net capital, future revenue and the Company's ability to meet its obligations when due. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Raines & Fischer LLP

New York, New York
June 20, 2023

STATEMENT OF FINANCIAL CONDITION AMENDED
SEPTEMBER 30, 2022

ASSETS

Cash	$	24,135
Accounts recievable		624,059
Recievable form NYSE		3,334
Due from clearing firm		98,933
Other Assets		3,857
Total assets	$	754,318

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

Accounts payable and accrued expenses	$	2,432,403
Total liabilities		2,432,403

STOCKHOLDERS' EQUITY:

Common Stock, no par value, 200 shares		
authorized, 10 shares issued and outstanding		45,000
Additional paid-in capital		25,000
Retained earnings		(1,748,085)
TOTAL STOCKHOLDERS' EQUITY:		(1,678,085)
TOTAL LIABILITIES STOCKHOLDERS' EQUITY:	$	754,318

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2022

Note 1 - Nature of Business

De Paola Trading, Inc. (The "Company") is a New York corporation, formed on February 27, 2007, for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions as an introducing broker of securities transactions.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an. allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at September 30, 2022.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Effective July 1, 2018, the Company adopted the new revenue recognition standard established by the Financial Accounting Standards Board ("FASB"): ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The Company has assessed the effect that Topic 606 (as amended) has had on its results of operations, financial position and cash flows and has determined that all revenues have been fully earned as of September 30, 2022. The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2022

Note 2 - Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Fair Value Measurements

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company has no investments as of September 30, 2022.

Note 3 - Concentrations of Credit Risk

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At September 30, 2022, there is no cash in excess of insured limits.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (I5c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I. Rule I5c3-I also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio. would exceed 10 to1. At September 30, 2022, the Company had net capital of -$1,9799,665, which was -$2,161,826 deficient of its required minimum net capital of $162,161. The Company's ratio of aggregate indebtedness to net capital was -121.64% as of September 30, 2022.

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2022

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 – Notes Payable

PPP Loan

The Company received a second loan from Signature Bank in the amount of $358,181.20 under the Paycheck Protection Program established by the Coronavirus Aid, Relief. and Economic Security (CARES) Act. The loan was subject to a note dated January 27, 2021 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and would have been payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The second loan was forgiven on March 29, 2022 and has been reported as other income on that date.

Note 7 - Legal Discloser

On December 27, 2021, Bryan Jaeger, individually and on behalf of all persons similarly situated, filed a putative class action complaint in the United States District Court for the Southern District of New York against De Paola Trading, Inc. and Peter De Paola ("Defendants"). The complaint purports to allege seven claims for alleged breaches of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") relating to the administration of the DePaola Trading, Inc. Profit Sharing Plan (the "Plan"). Specifically, the complaint alleges (1) that the Plan's investments were not properly diversified; (2) that the Plan's investments were not prudently invested; (3) that Plaintiff and all other Plan participants were entitled to an annual contribution based on their respective percentage of plan assets; (4) that rather than being solely employer contributory, when the Company paid Plaintiff and all other Plan participants it deducted 3% of employee compensation to make contributions to the Plan; and (5) that the Company was required to pay the Plan's expenses but did not. Further, the complaint seeks the removal of plan fiduciaries and an appointment of an independent fiduciary (Count 6) and seeks the appointment of an independent auditor (Count 7). Plaintiff seeks to represent a putative class of all participants in the Plan. The complaint does not specify damages. On August 8, 2022, Defendants filed an answer to the complaint, denying all claims. Under the current scheduling order, as amended, fact discovery is set to close by August 21, 2023, and expert discovery is due by November 6, 2023. On December 21, 2022, the Parties participated in a settlement conference but were unable to resolve the case. Following the close of fact discovery, and no later than September 4, 2023, the Court has ordered the parties to meet again to discuss settlement.

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2022

Note 7 - Legal Discloser (Continued)

In the Matter of the Arbitration Between:

Claimant
Thea Francesca DePaola
Case Number: 20-03390
vs.
Respondents
De Paola Trading, Inc.
Peter Julian DePaola
Hearing Site: New York, New York

December 29, 2022

In the Statement of Claim, Claimant asserted the following causes of action: breach of contract for unpaid commissions and profit sharing; violations of New York Labor Law 191; violations of New York Labor Law for improper deductions in wages; breach of contract of March 2019.
Agreement; quantum meruit; defamation on Form U5; breach of contract for unpaid business expenses; and an accounting of the Firm's books and records.
Unless specifically admitted in the Statement of Answer and Counterclaim, Respondents denied the allegations made in the Statement of Claim, asserted various affirmative defenses, and asserted the following causes of action: breach of the duty of loyalty and honesty; unfair competition; trading errors and rule violations; illegal access to computer and theft of customer information.
Unless specifically admitted in the Statement of Answer to the Counterclaim, Claimant denied the allegations made in the Counterclaim and asserted various affirmative defenses.
After considering the pleadings, the testimony and evidence presented at the hearing, and any post-hearing submissions, the Panel has decided in full and final resolution of the issues submitted for determination as follows:

1. Respondents are jointly and severally liable for and shall pay to Claimant the sum of $1,250,000.00 in compensatory damages.

2. Respondents are jointly and severally liable for and shall pay to Claimant interest on the above-stated sum at the rate of 9% per annum from October 1, 2020, through and including the date the award is paid.

3. Respondents are jointly and severally liable for and shall pay to Claimant the sum of $5,275.00 in costs.

4. Respondents are jointly and severally liable for and shall pay to Claimant the sum of $563,985.00 in attorneys' fees, pursuant to both parties' original request for legal fees, and New York Labor Law Section 193.

In late December 2022, FINRA issued an Arbitration Award, jointly and severally, against Respondents Peter DePaola and DePaola Trading, LLC. Loeb & Loeb LLP was not involved in the underlying arbitration proceeding leading to the Arbitration Award. Following issuance of the Arbitration Award, on December 30, 2022, Petitioner Thea Francesca D'Adamo ("Petitioner") filed her Verified Petition to Confirm Arbitration Award and Enter Judgment on the Arbitration Award, along with initiating papers (the "Petition") in the Supreme Court, New York County (NYSCEF Doc. Nos. 1-4), against respondents DePaola Trading, Inc. and Peter DePaola (collectively, the "Respondents"). Respondents thereafter filed a Cross-Petition to Vacate the Arbitration Award. Subsequently, on May 8, 2023 after prior briefing, Respondents filed their reply papers in further support of their Cross-Petition to Vacate the Arbitration Award (NYSCEF Doc. Nos. 28-38). The Petitions to Confirm and Vacate the Arbitration Award are currently fully briefed before Justice Robert Reed.

Note 8 – Employee Retention Credit

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020 amended and extended the employee retention credit (and the availability of certain advance payment of the credits) under section 2301 of the The Coronavirus Aid, Relief and Economic Security Act ("Cares Act") until June 30, 2021.

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2022

Note 8 – Employee Retention Credit(Continued)

The American Rescue Plan Act, enacted March 11, 2021, added section 3134 to the Internal Revenue Code to amend and extend the employee retention credit (and the availability of certain advance payments of the tax credits) through the end of 2021. The Company received $223,460.49 and recorded it as revenue for the year ended September 30, 2022

Note 9 - Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending September 30, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10 – Going Concern

The Firm, was written by NYSE Amex, on February 10, 2023 to cease business due to a Net Capital Deficiency caused by the arbitration liability which the Company responded and ceased business on February 26, 2023. The liability, $2,044,260, is recorded for audit purposes as of September 30 2022 and including interest and lawyer fees. As of September 30, 2022 through June 20, 2023 the award has not been paid. The respondent have filed a Petition to Vacate the Arbitration Award, which, is fully briefed and sitting with the judge. If the Company's Petition is granted, there could be an appeal. If the Petition is not granted, the Company may appeal. We'd need to analyze the Court's decision.

Note 11 - Subsequent Events

The Company has evaluated subsequent events through June 20, 2023, the date this financial statement was available to be issued, and has determined that The Company will remain shut down until the net capital deficiency is cured.

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.